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September 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Timothy Levenberg

Daniel Morris

Re: Metals Acquisition Ltd

Post-Effective Amendment No.4 to Form F-1 on Form F-3

Filed August 9, 2024

File No. 333-276216

On behalf of our client, Metals Acquisition Ltd, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2024 (the “Comment Letter”) with respect to the above-referenced Post-Effective Amendment No.4 to Form F-1 on Form F-3 filed with the Commission on August 9, 2024 (the “POS AM”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a further amendment to the POS AM (“POS-AM No. 5”) in response to the Staff’s comments.

The headings and paragraph numbers in this letter correspond to those contained in POS AM No.5 and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Securities and Exchange Commission

September 10, 2024

Post-Effective Amendment No.4 to Form F-1 on Form F-3 General

1.	We refer you to prior comment 2. Please further update this filing to reflect any changes you make in response to the staff's comments in the letter dated August 16, 2024 relating to your Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ix to incorporate by reference Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on September 9, 2024 in response to the Staff’s comments in the letter dated August 16, 2024 relating to the Company’s Form 20-F (the “20-F Comment Letter”).

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Michael James McMullen, Chief Executive Officer, Metals Acquisition Ltd Morné Engelbrecht, Chief Financial Officer, Metals Acquisition Ltd

Chris Rosario, General Counsel and Joint Company Secretary, Metals Acquisition Ltd

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